Filed by Live Oak Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp.

Commission File No.: 001-39280

Danimer Scientific

One-on-One with Danimer Scientific CEO Stephen Croskrey

Thursday, October 8, 2020

CORPORATE PARTICIPANTS

Stephen Croskrey - CEO, Danimer Scientific

Adam Shapiro - Anchor, Yahoo! Finance

Julie Hyman - Anchor, Yahoo! Finance

PRESENTATION

Adam Shapiro

All right, welcome back to Yahoo! Finance. We're off the session highs. The Dow is now barely positive. It's up about 1 point. But something that should bring a smile to the face of all of us concerned about the environment is news of a company that is going to become publicly traded, Danimer Scientific. They've entered into an agreement to merge with--we're getting used to these SPACS, right-- Live Oak Acquisition Corp., and this will close perhaps at the end of Q4.

But let's bring in the CEO of the company to talk about what this is going to mean. And we invite into the stream right now Stephen Croskrey, Danimer Scientific's CEO. Good to have you here. And I'm not a scientist, I'm going to try to say and this as best I can, biodegradable and compostable bioplastics. There's a documentary right now about how all of us were sold a line of garbage--forgive the pun--about recyclable plastics. But this is the real deal? How so?

Stephen Croskrey

Well, let me explain in layman's terms how it's made. In nature, this polymer occurs naturally in bacteria. So what we do is we feed vegetable oil to bacteria, and when they've had enough to eat to satisfy their own metabolic processes, like us, if we continue to eat, we get fat. So they store this converted carbon into a polymer called PHA polyhydroxy alkanoate, as energy reserve.

So the scientists don't like me saying this, but I call it bug fat. So we extract that bug fat from inside the microorganism, and the beauty of this is that is the plastic resin. So if you make an article out of it like a fork or a straw and when it finds its way into a landfill or if it gets disposed of in nature where it shouldn't go anyway, but if it does, it's consumed by bacteria naturally, and it returns to the environment. That's what's so exciting about it.

Julie Hyman

Hey, Steve, it's Julie here. How expensive is this process? It sounds like it's pretty highly specialized. And also how scalable?

Stephen Croskrey

So we think it's very scalable. Right now, you know, from a cost standpoint, it would run from 50% to double fossil fuel prices. But, you know, I think what's important to remember is that the fossil fuel industry has been around for 70 years with lots of time to optimize, and biopolymers are just getting started.

We're partnering with some of the best CPG companies in the world, people like PepsiCo and Nestle, who understand that we need their scale to help us scale, right? So it's a mutual beneficial arrangement. As we can develop products for companies like this that use tremendous volumes, that's going to help us get the scale that we need to drive the costs down closer to fossil fuels.

But I would just point out that, you know, there really is no requirement to sell these materials for the same price as fossil fuels when you have such a value-added product. It's renewable and fully biodegradable.

Brian Chung

Hey Stephen, Brian Chung here. So I guess going public is going to help you raise the capital to build that scale up, but I guess I'm just wondering why specifically did you decide to go the avenue with a SPAC here?

Stephen Croskrey sure.

Danimer Scientific.

Thursday, October 8, 2020

Brian Chung

(INAUDIBLE) you can avoid the volatility; you only need to pitch to one person. So what was the argument for your company doing this, and then why specifically Live Oak?

Stephen Croskrey

Well, Brian, great question. We found a used fermentation facility in Kentucky that we purchased in December of 2018, and we have a plan in place to bring that online to retrofit it to our process in a two-phased approach. Phase 2 was supposed to get kicked off late spring, early summer. Phase 1 came online in March of this year, so as you can imagine, we picked the worst month in human history to launch a new technology. So that really upset our plans for getting Phase 2 going, but we have customer demand and customer contracts that we want to support. And so it was important to find some alternate source of financing.

Ultimately, going public is a great solution for us because it gives us access to public market debt and using the stock as currency if need be or, you know, when the time is right. But in the meantime, our plans were being delayed because of the current environment, and when we kind of came across the SPAC format, we realized it was a much quicker way to get to market than to do a traditional IPO.

And we were introduced to the Live Oak team by some of our current investors, and there was just great chemistry there. We thought they had great backgrounds in the capital markets, which was something that we thought as a partner would be helpful in this process.

Adam Shapiro

Stephen Croskrey is Danimer Scientific's CEO. We wish you the best and look forward to you coming back after we can start buying the stock. All the best to you, sir.

Stephen Croskrey

Thank you, Adam.

******************************

Danimer Scientific.

Thursday, October 8, 2020

Important Information for Investors and Stockholders

In connection with the proposed transactions, Live Oak Acquisition Corp. (“Live Oak”) intends to file a registration statement on Form S-4, including a proxy statement, prospectus and information statment (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement to be distributed to holders of Live Oak’s common stock in connection with Live Oak’s solicitation of proxies for the vote by Live Oak’s stockholders with respect to the proposed transactions and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities of Live Oak to be issued in connection with the proposed transactions. After the Registration Statement has been filed and declared effective, Live Oak will mail a definitive proxy statement, prospectus and information statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement, prospectus and information statement, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Live Oak, Meredian Holdings Group, Inc. (the “Company”) and the proposed transactions. Investors and security holders may obtain free copies of the preliminary proxy statement, prospectus and information statement and definitive proxy statement, prospectus and information statement (when available) and other documents filed with the SEC by Live Oak through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Live Oak Acquisition Corp., 774A Walker Rd, Great Falls, VA 22066 or (901) 985-2865.

Participants in the Solicitation

Live Oak and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed transactions. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Danimer Scientific.

Thursday, October 8, 2020

4